PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and John D. Spears Revocable Trust (“JDSRT”), intending to be legally bound, hereby agree with each other as follows:

1.  The Trust hereby offers JDSRT and JDSRT hereby purchases one (1) share (the “Share”) of the Tweedy, Browne Insider + Value ETF (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on December 16, 2024.

2.  The Trust hereby acknowledges receipt from JDSRT of funds in the amount of $10 in full payment for the Share.

3.  JDSRT represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 16, 2024.

The RBB Fund Trust

By:	/s/ James. G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary

John D. Spears Revocable Trust
By:	/s/ John D. Spears
Name:	John D. Spears
Title:	Trustee